

ENERGY FOCUS, INC.
C/O BROADRIDGE CORPORATE ISSUER
P.O. BOX 1342
BRENTWOOD, NY 11717

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on June 11, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/EFOI2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on June 11, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing by 11:59 P.M. ET, on June 11, 2026, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V95971-P53163

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ENERGY FOCUS, INC.

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE FOR ALL OF THE FOLLOWING:

	For All	Withhold All	For All Except
1. To elect seven directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Kin-Fu Chen
02) Jay (Chiao-Chieh) Huang
03) Wen-Jeng Chang
04) Shou-Jang Lee
05) Chao-Jen Huang
06) Wen-Cheng Chen
07) Sophia Ann Shee

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE FOR PROPOSAL 2:

	For	Against	Abstain
2. To ratify the appointment of GBQ Partners LLC as the Company's independent registered public accounting firm for the year ending December 31, 2026.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date

NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS
FRIDAY, JUNE 12, 2026 AT 9:00 AM, EASTERN TIME
Access to this year's virtual Annual Meeting of Stockholders will be available at
www.virtualshareholdermeeting.com/EFOI2026. A replay of the meeting will be available for 1 year.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

V95972-P53163

ENERGY FOCUS, INC.
Annual Meeting of Stockholders
June 12, 2026, 9:00 AM, Eastern Time
This proxy is solicited by the Board of Directors

The undersigned hereby appoints Jay Huang and Randy Gianas, or any of them, proxies and attorneys-in-fact, with full power to designate a substitute representative, to represent the undersigned and to vote all of the shares of capital stock of Energy Focus, Inc., a Delaware corporation (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held via live webcast only at www.virtualshareholdermeeting.com/EFOI2026, at 9:00 AM, Eastern Time, on June 12, 2026, and at any adjournment or postponement thereof, as hereinafter specified upon the proposals listed on the reverse side and as more particularly described in the Proxy Statement for the Company's 2026 Annual Meeting of Stockholders, receipt of which is hereby acknowledged.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the recommendations of the Board of Directors.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

Continued and to be signed on reverse side